CUSIP No. 004933107	Page 1 of 12 Pages

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)
Action Performance Companies, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
004933107 (CUSIP Number)
July 9, 2004 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 12 Pages

CUSIP No. 004933107	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT CAPITAL, L.P. 77-0621714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.4%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 004933107	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LONG DRIVE, L.P. 84-1639266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.4%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 004933107	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT CAPITAL GROUP, LLC 77-0621719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.4%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 004933107	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT MANAGEMENT, LLC 04-3771199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.4%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 004933107	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHILIP TIMON ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,650
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,650
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.4%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 004933107	Page 7 of 12 Pages

ITEM 1.	(a).	Name of Issuer: ACTION PERFORMANCE COMPANIES, INC.
	(b).	Address of Issuer's Principal Executive Offices:
1480 South Hohokam Drive Tempe, Arizona 85281
ITEM 2.	(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) Endowment Capital, L.P., a Delaware limited partnership ("Endowment"); (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"); (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"); (iv) Endowment Management, LLC, a Delaware limited liability company, which serves as investment manager to Endowment and Long Drive (the "Manager"); and (v) Mr. Philip Timon, who serves as the managing member of the General Partner and the Manager. Endowment, Long Drive, the General Partner, the Manager, and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

(b).	Address of Principal Business Office for Each of the Above:

(i)   Endowment Capital, L.P. -- The address of Endowment's principal business office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

(ii)   Long Drive, L.P. -- The address of Long Drive's principal business office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

(iii)   Endowment Capital Group, LLC -- The address of the General Partner's principal business office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

(iv)   Endowment Management, LLC -- The address of the Manager's principal business office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

(v)    Philip Timon -- Mr. Philip Timon's principal business office address is 1007 N. Orange Street, Suite 757, Wilmington, DE  19801.

(c).	Citizenship or Place of Organization:

Endowment, Long Drive, the General Partner, and the Manager are organized under the laws of the State of Delaware. Philip Timon is a citizen of the United States.

(d).	Title of Class of Securities: Common Stock

(e).	CUSIP Number: 004933107

CUSIP No. 004933107	Page 8 of 12 Pages

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).

ITEM 4.	Ownership.
	(a).	Amount beneficially owned:

		(i)	Endowment Capital, L.P.	2,090,650
		(ii)	Long Drive, L.P.	2,090,650
		(iii)	Endowment Capital Group, LLC [1]	2,090,650
		(iv)	Endowment Management, LLC[2]	2,090,650
		(v)	Philip Timon[3]	2,090,650

1	Endowment Capital Group, LLC is the General Partner of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

2	Endowment Management, LLC is the investment manager of Endowment Capital, L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

3	Philip Timon is the sole managing member of Endowment Capital Group, LLC and Endowment Management, LLC, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 004933107	Page 9 of 12 Pages

(b).	Percentage of class:

	(i)	Endowment Capital, L.P.	11.4%
	(ii)	Long Drive, L.P.	11.4%
	(iii)	Endowment Capital Group, LLC	11.4%
	(iv)	Endowment Management, LLC	11.4%
	(v)	Philip Timon	11.4%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

	(2)	Shared power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	2,090,650
	(ii)	Long Drive, L.P.	2,090,650
	(iii)	Endowment Capital Group, LLC	2,090,650
	(iv)	Endowment Management, LLC	2,090,650
	(v)	Philip Timon	2,090,650

	(3)	Sole power to dispose or to direct the disposition of :

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

CUSIP No. 004933107	Page 10 of 12 Pages

	(4)	Shared power to dispose or to direct the disposition of:

	(i) Endowment Capital, L.P.	2,090,650
	(ii) Long Drive, L.P.	2,090,650
	(iii) Endowment Capital Group, LLC	2,090,650
	(iv) Endowment Management, LLC	2,090,650
	(v) Philip Timon	2,090,650

ITEM 5.	Ownership of Five Percent or Less of a Class:

	Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Shares beneficially owned by Endowment Capital Group, LLC, Endowment Management, LLC and Philip Timon are beneficially owned by Endowment Capital, L.P. and Long Drive, L.P. Endowment Capital, L.P. beneficially owns 7.3% of the Shares and Long Drive, L.P. beneficially owns less than 5% of the Shares. Each of Endowment Capital Group, LLC, Endowment Management, LLC and Philip Timon may be deemed to possess the power to vote and dispose or direct the disposition of the Shares.

ITEM 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group:

	See Item 2.

ITEM 9.	Notice of Dissolution of Group:

	Not Applicable.

CUSIP No. 004933107	Page of 11 Pages

ITEM 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDOWMENT CAPITAL, L.P.

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member

PHILIP TIMON

Date: July 14, 2004	By /S/ Philip Timon

CUSIP No. 004933107	Page 12 of 12 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of July, 2004.
ENDOWMENT CAPITAL, L.P.

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: July 14, 2004	By /S/ Philip Timon
Philip Timon, managing member

PHILIP TIMON

Date: July 14, 2004	By /S/ Philip Timon